

September 26, 2019

Danfeng Xu
Treasurer and Controller
Santa Fe Financial Corporation
12121 Wilshire Boulevard
Suite 610
Los Angeles, CA 90025

Re: Santa Fe Financial Corporation
Form 10-K for the Fiscal Year Ended June 30, 2019
Filed August 30, 2019
File No. 000-06877

Dear Ms. Xu:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2019

Item 9A. Controls and Procedures.
Management's Report On Internal Control Over Financial Reporting, page 40

1. Please clarify for us whether your internal control over financial reporting was effective or ineffective as of June 30, 2019. In your response, please tell us the status of the material weakness identified in your report as of June 30, 2019.

2. We note your statement that management's report on internal controls over financial reporting "shall not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filings of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing." This statement appears to have been made in reliance on Item 308T of Regulation S-K, a special temporary provision that is no longer in effect. Refer to SEC Release No. 33-9142, including footnote 15. Please

confirm that the company will not include the statement in future filings.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Isaac Esquivel at (202) 551-3395 or Robert Telewicz at (202) 551-3438 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities